UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 3)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Siam City Cement Public Company Limited

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Kingdom of Thailand

(Jurisdiction of Subject Company’s Incorporation or Organization)

Siam City Cement Public Company Limited

(Name of Person(s) Furnishing Form)

Ordinary Shares with a par value of 10 Thai Baht each

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Siva Mahasandana

Siam City Cement Public Company Limited

Column Tower, Floor 7-12, 199 Ratchadapisek Road

Khlong Toei, Bangkok 10110 Thailand

Tel: 66 0-2797-7000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 2, 2017 (date of the rights offering commencement)

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB/A:

Exhibit No.

99.1	Extract Resolution of the Annual General Meeting of Shareholders No. 24 (English translation) (previously furnished to the Securities and Exchange Commission (the “Commission”) as an Exhibit to Form CB dated April 3, 2017).

99.2	Minutes of the Annual General Meeting of Shareholders No. 24 (English translation) (previously furnished to the Commission as an Exhibit to Form CB/A dated April 17, 2017).

99.3	Information Memorandum on the Allocation of Newly Issued Ordinary Shares (English translation) (previously furnished to the Commission as an Exhibit to Form CB/A dated April 21, 2017).

99.4	Subscription Date Add-up Due to the Cancellation of a National Holiday (English Translation) (previously furnished to the Commission as an Exhibit to Form CB/A dated April 21, 2017).

99.5	Report on the Results of the Sale of Securities (F53-5) (English translation).

(b)	Not applicable.

Item 2. Informational Legends

Included in documents attached as exhibits hereto.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Siam City Cement Public Company Limited submitted to the Commission a written irrevocable consent and power of attorney on Form F-X dated April 3, 2017.

(2)	Not applicable.

PART IV - SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SIAM CITY CEMENT PUBLIC COMPANY LIMITED

By:	/s/ Siva Mahasandana
Name:	Siva Mahasandana
Title:	Chief Executive Officer
Date:	May 17, 2017

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